Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2010

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months		Six months
	ended June 30		ended June 30
	2010	2009	2010	2009

Revenues	$501,372	$425,344	$903,763	$786,353

Cost of revenues	309,300	259,316	558,122	486,928
Selling, general and administrative expenses	147,930	129,242	282,415	255,069
Depreciation	6,829	6,625	13,589	12,364
Amortization of intangible assets	5,258	4,732	10,009	11,253
Goodwill impairment charge (note 5)	-	-	-	29,583
Acquisition-related items (note 6)	348	-	(4,211)	-
Operating earnings (loss)	31,707	25,429	43,839	(8,844)

Interest expense, net	4,579	3,040	8,655	5,694
Other expense (income), net (note 7)	1,280	(963)	2,912	(1,054)
Earnings (loss) before income tax	25,848	23,352	32,272	(13,484)
Income tax (note 8)	11,174	11,693	10,961	19,184
Net earnings (loss) from continuing operations	14,674	11,659	21,311	(32,668)

Net earnings (loss) from discontinued operations, net of income tax	-	692	-	(3,229)
Net earnings (loss)	14,674	12,351	21,311	(35,897)

Non-controlling interest share of earnings (loss)	3,924	2,812	8,272	(1,398)
Non-controlling interest redemption increment (note 11)	5,930	8,931	6,220	10,847
Net earnings (loss) attributable to Company (note 12)	4,820	608	6,819	(45,346)
Preferred share dividends	2,526	2,526	5,051	5,051
Net earnings (loss) attributable to common shareholders	$2,294	$(1,918)	$1,768	$(50,397)

Net earnings (loss) per common share (note 13)
Basic
Continuing operations	$0.08	$(0.08)	$0.06	$(1.62)
Discontinued operations	-	0.01	-	(0.10)
	$0.08	$(0.07)	$0.06	$(1.72)

Diluted
Continuing operations	$0.08	$(0.08)	$0.06	$(1.62)
Discontinued operations	-	0.01	-	(0.10)
	$0.08	$(0.07)	$0.06	$(1.72)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	June 30, 2010	December 31, 2009
Assets
Current Assets
Cash and cash equivalents	$90,229	$99,778
Restricted cash	4,178	5,039
Accounts receivable, net of allowance of $17,849 (December 31, 2009 - $18,307)	237,524	214,285
Income tax recoverable	17,400	14,453
Inventories	10,763	9,458
Prepaid expenses and other current assets	19,505	23,480
Deferred income tax	15,804	15,800
	395,403	382,293

Other receivables	5,321	6,269
Other assets	21,758	28,058
Fixed assets	79,181	75,939
Deferred income tax	15,122	12,152
Intangible assets	174,623	164,592
Goodwill	355,583	340,227
	651,588	627,237
	$1,046,991	$1,009,530

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$69,751	$61,788
Accrued liabilities	191,856	207,880
Income taxes payable	2,520	7,665
Unearned revenues	30,388	21,343
Long-term debt - current (note 9)	41,202	22,347
Deferred income tax	32	-
	335,749	321,023

Long-term debt - non-current (note 9)	208,195	213,647
Convertible debentures (note 9)	77,000	77,000
Other liabilities	39,055	27,606
Deferred income tax	39,768	40,052
	364,018	358,305
Non-controlling interests (note 11)	165,720	164,168

Shareholders' equity
Preferred shares (note 15)	144,307	144,307
Common shares	104,220	90,994
Contributed surplus	26,537	26,028
Deficit	(112,248)	(114,016)
Accumulated other comprehensive earnings	18,688	18,721
	181,504	166,034
	$1,046,991	$1,009,530

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2008	5,772,274	$144,307	29,333,484	$86,913	$25,899	$(59,061)	$1,083	$199,141
Comprehensive loss
Net loss	-	-	-	-	-	(35,897)	-	(35,897)
Foreign currency
translation adjustments	-	-	-	-	-	-	5,638	5,638
Less: amount attributable
to NCI	-	-	-	-	-	-	(413)	(413)
Unrealized gain on
available-for-sale equity
securities, net of income
tax of $51	-	-	-	-	-	-	2,401	2,401
Comprehensive loss								(28,271)
NCI share of loss	-	-	-	-	-	1,398	-	1,398
NCI redemption increment	-	-	-	-	-	(10,847)	-	(10,847)
Subsidiaries’ equity
transactions	-	-	-	-	161	-	-	161

Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,008	-	-	1,008
Stock options exercised	-	-	60,755	549	(207)	-	-	342
Issued for purchase of NCI	-	-	44,671	436	-	-	-	436
Preferred Shares:
Dividends (note 15)	-	-	-	-	-	(5,051)	-	(5,051)
Balance, June 30, 2009	5,772,274	$144,307	29,438,910	$87,898	$26,861	$(109,458)	$8,709	$158,317

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2009	5,772,274	$144,307	29,624,910	$90,994	$26,028	$(114,016)	$18,721	$166,034
Comprehensive earnings:
Net earnings	-	-	-	-	-	21,311	-	21,311
Foreign currency
translation adjustments	-	-	-	-	-	-	3	3
Less: amount attributable
to NCI	-	-	-	-	-	-	(36)	(36)
Comprehensive earnings								21,278
NCI share of earnings	-	-	-	-	-	(8,272)	-	(8,272)
NCI redemption increment	-	-	-	-	-	(6,220)	-	(6,220)
Subsidiaries’ equity
transactions	-	-	-	-	260	-	-	260

Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,454	-	-	1,454
Stock options exercised	-	-	228,750	4,150	(1,265)	-	-	2,885
Tax benefit on options
exercised	-	-	-	-	60	-	-	60
Issued for purchase of NCI	-	-	381,414	9,076	-	-	-	9,076
Preferred Shares:
Dividends (note 15)	-	-	-	-	-	(5,051)	-	(5,051)
Balance, June 30, 2010	5,772,274	$144,307	30,235,074	$104,220	$26,537	$(112,248)	$18,688	$181,504

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Cash provided by (used in)

Operating activities
Net earnings (loss)	$14,674	$12,351	$21,311	$(35,897)
Net (earnings) loss from discontinued operations	-	(692)	-	3,229

Items not affecting cash:
Depreciation and amortization	12,087	11,357	23,598	23,617
Goodwill impairment charge	-	-	-	29,583
Deferred income tax	(2,833)	208	(3,226)	2,426
Other	2,869	265	(4,493)	1,116

Changes in non-cash working capital:
Accounts receivable	(25,489)	(27,857)	(15,599)	(19,759)
Inventories	(700)	200	(1,305)	23
Prepaid expenses and other current assets	3,980	2,246	4,159	1,296
Payables and accruals	27,631	21,148	(19,037)	(19,336)
Unearned revenues	6,425	2,574	9,009	4,413
Other liabilities	2,668	1,760	1,699	1,886
Discontinued operations	-	2,060	-	(5,952)
Net cash provided by (used in) operating activities	41,312	25,620	16,116	(13,355)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(2,031)	(4,221)	(4,463)	(5,174)
Purchases of fixed assets	(8,827)	(7,107)	(15,120)	(11,315)
Other investing activities	3,606	(6,325)	4,276	(3,014)
Discontinued operations	-	(491)	-	(474)
Net cash used in investing activities	(7,252)	(18,144)	(15,307)	(19,977)

Financing activities
Increase in long-term debt	39,970	42,579	45,191	89,107
Repayment of long-term debt	(29,786)	(32,286)	(34,786)	(41,286)
Purchases of non-controlling interests	(17,143)	(9,229)	(17,188)	(20,105)
Proceeds received on exercise of options	-	-	2,983	342
Incremental tax benefit on stock options exercised	-	-	60	-
Dividends paid to preferred shareholders	(2,526)	(2,526)	(5,051)	(5,051)
Distributions paid to non-controlling interests	(2,666)	(2,638)	(4,051)	(5,886)
Net cash (used in) provided by financing activities	(12,151)	(4,100)	(12,842)	17,121
Effect of exchange rate changes on cash	(1,879)	3,973	2,484	1,392
Increase (decrease) in cash and cash equivalents	20,030	7,349	(9,549)	(14,819)
Cash and cash equivalents, beginning of period	70,199	56,756	99,778	79,642
Amounts held by discontinued operations, beginning of period	-	1,125	-	407
	70,199	57,881	99,778	80,049

Cash and cash equivalents, end of period	90,229	65,230	90,229	65,230
Amounts held by discontinued operations, end of period	-	-	-	-
	$90,229	$65,230	$90,229	$65,230

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2010
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential Management, American Pool Enterprises and various regional brands within Residential Property Management; and Field Asset Services and several franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at June 30, 2010 and the results of operations and its cash flows for the three and six month periods ended June 30, 2010.  All such adjustments are of a normal recurring nature.  Certain prior period amounts have been reclassified to conform with the current period presentation.  The results of operations for the three and six month periods ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS - On January 1, 2010, the Company adopted new accounting standards for variable interest entities. The new guidance amends the consolidation guidance for variable interest entities, in particular: (i) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (ii) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and (iii) to require enhanced disclosures that will provide more transparent information about involvement in a variable interest entity, if any. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

4.           ACQUISITIONS – During the six months ended June 30, 2010, the Company completed two acquisitions in the CRE segment for cash consideration of $2,011, a note payable of $1,045 and contingent consideration of $14,844 (2009 - acquisitions were completed for cash consideration of $852, a note payable of $436 and contingent consideration of $176).

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  For acquisitions made after December 31, 2008, contingent consideration was recorded at fair value on the date of acquisition and totaled $15,793.  Such contingent consideration, if any, is paid in cash at the end of the contingency period.  The fair value recorded on the consolidated balance sheet as at June 30, 2010 was $15,645.

The contingent consideration on acquisitions completed before January 1, 2009 is recorded when the contingencies are resolved and the consideration is paid or becomes payable, at which time the Company records the fair value of the consideration paid or payable, including interest, if any, as additional costs of the acquired businesses.  The total contingent consideration recognized for the six month period ended June 30, 2010 was $20 (2009 - nil).  Contingent consideration paid during the six month period ended June 30, 2010 was $2,452 (2009 - $4,322) and the amount payable as at June 30, 2010 was nil (December 31, 2009- $2,432).

As at June 30, 2010, there was contingent consideration outstanding of up to a maximum of $45,100 (December 31, 2009 - $23,400) in respect of both pre- and post-January 1, 2009 acquisitions.  The contingencies will expire during the period extending to December 2014.

5.           GOODWILL IMPAIRMENT CHARGE – A test for goodwill impairment is required to be completed annually or more frequently if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  The Company was required to perform goodwill impairment tests during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions negatively impacting the performance of the Company’s CRE operations.  The Company determined that there was impairment in the North American and Central Europe & Latin American reporting units within the CRE segment driven by adverse economic conditions and sharply reduced brokerage activity.  The fair values of the reporting units were determined using discounted cash flow models.  The amount of the impairment loss related to the two reporting units was $29,583 (net of income taxes of nil).

6.           ACQUISITION-RELATED ITEMS - Acquisition-related items are comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Settlement of acquisition-related liability	$82	$-	$(4,511)	$-
Contingent consideration fair value adjustments	173	-	36	-
Transaction costs	93	-	264	-
	$348	$-	$(4,211)	$-

The settlement of the acquisition-related liability was related to a potential sales tax liability of an acquired entity which became statute barred during the current period.

7.           OTHER EXPENSE (INCOME) - Other expense (income) is comprised of the following:

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009

Loss (earnings) from equity method investments	$1,229	$(138)	$2,890	$(160)
Gain on sale of available-for-sale securities	-	(943)	-	(943)
Other	51	118	22	49
	$1,280	$(963)	$2,912	$(1,054)

8.           INCOME TAX – The provision for income tax for the six months ended June 30, 2010 reflected an effective tax rate of 34%, and was equivalent with the combined statutory rate of approximately 34%.  A valuation allowance recorded against deferred tax assets on net operating loss carry-forwards in the United States related to the current period was fully offset by: (i) the resolution of uncertain tax positions initially recognized on the acquisition of a business and (ii) the settlement of a liability initially recognized on the acquisition of a business in the amount of $4,511, which was not taxable, resulting in no impact on the effective tax rate.

During the three and six months ended June 30, 2010, the Company recognized a valuation allowance against deferred income tax assets in the amount of $2,572 and $6,470, respectively (2009 - $2,476 and $14,958, respectively).  The total valuation allowance as of June 30, 2010 was $40,664 (December 31, 2009 - $34,194).

9.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $225,000 committed senior revolving credit facility with a five year term ending September 7, 2012.  The revolving credit facility bears interest at 0.75% to 1.30% over floating reference rates, depending on certain leverage ratios.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various security including the following: an interest in all of the assets of the Company including the Company’s share of its subsidiaries, an assignment of material contracts and an assignment of the Company’s “call” option with respect to shares of the subsidiaries held by non-controlling interests.

The covenants require the Company to maintain certain ratios including financial leverage, fixed charge coverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The Company was party to two interest rate swap agreements in respect of its 5.44% Senior Notes floating rate debt.  During the quarter, the Company settled both interest rate swap agreements for a cash gain in the amount of $669.  This gain is amortized over the remaining life of the underlying debt which has a final maturity of April 1, 2015.

The Company has issued and outstanding $77,000 principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) with a maturity date of December 31, 2014.  At the holder’s option, the Convertible Debentures may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 35.7143 common shares per $1,000 principal amount of Convertible Debentures (which represents an initial conversion price of $28.00 per share).  The Company may also, at its option, redeem the Convertible Debentures at any time on or after December 31, 2012.  Subject to specified conditions, the Company has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares.  The Company also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares.  The Convertible Debentures are unsecured and contain no financial ratio covenants.

10.           FAIR VALUE MEASUREMENTS – The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The following are estimates of the fair values of other financial instruments:

	June 30, 2010		December 31, 2009
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$5,321	$5,321	$6,269	$6,269
Investment in Colliers International UK plc	11,875	10,882	14,883	14,200
Long-term debt	249,397	269,661	235,994	255,468
Convertible debentures	77,000	79,888	77,000	77,000

11.           NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

	2010	2009

Balance, January 1	$164,168	$196,765
NCI share of earnings (loss)	8,272	(1,398)
NCI share of other comprehensive earnings	36	413
NCI redemption increment	6,220	10,847
Distributions paid to NCI	(4,051)	(5,886)
Purchases of interests from NCI, net	(26,069)	(22,092)
NCI recognized on business acquisitions	17,144	318
Balance, June 30	$165,720	$178,967

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of June 30, 2010 was $156,590.  If all put or call options were settled with Subordinate Voting Shares as at June 30, 2010, approximately 7,100,000 such shares would be issued.

12.         NET EARNINGS (LOSS) ATTRIBUTABLE TO THE COMPANY – The following table sets out the net earnings (loss) attributable to the Company’s common shareholders:

	Three months ended		Six months ended
	June 30		June 30
	2010	2009	2010	2009
Amounts attributable to the Company:
Net earnings (loss) from continuing operations	$4,820	$244	$6,819	$(42,392)
Discontinued operations	-	364	-	(2,954)
Net earnings (loss)	4,820	608	6,819	(45,346)
Preferred shares share dividends	2,526	2,526	5,051	5,051
Net loss attributable to common shares	$2,294	$(1,918)	$1,768	$(50,397)

13.         NET EARNINGS (LOSS) PER COMMON SHARE – Earnings per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2010	2009	2010	2009

Basic shares	$30,110	$29,405	$29,903	$29,380
Assumed exercise of Company stock options	261	22	249	8
Diluted shares	$30,371	$29,427	$30,152	$29,388

14.           STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at June 30, 2010, there were 825,750 options available for future grants (December 31, 2009 - 533,000).

Grants under the Company’s stock option plan are equity-classified awards.  There were 520,000 stock options granted during the six months ended June 30, 2010 (2009 - 316,000).  Stock option activity for the six months ended June 30, 2010 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value
Shares issuable under options -
Beginning of period	1,655,000	$18.22
Granted	520,000	19.15
Exercised	(228,750)	13.35
Forfeited	(12,750)	16.23
Shares issuable under options -
End of period	1,933,500	$19.06	2.94	$5,377
Options exercisable - End of period	867,300	$19.97	1.96	$1,725

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2010 was $1,454 (2009 - $1,008).  As of June 30, 2010, there was $3,731 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years.  During the six month period ended June 30, 2010, the fair value of options vested was $2,129 (2009 - $1,858).

Subsidiary stock option plan
The Company has stock option plans at one of its subsidiaries.  The impact of potential dilution from these plans, if any, is reflected in the Company’s diluted earnings per common share.

15.           PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period March 31, 2010 to June 30, 2010, was paid on June 30, 2010.  Each Preferred Share has a stated amount of $25.00.  As at June 30, 2010, the Company may redeem each Preferred Share for $25.50 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.50.  The redemption or conversion price is scheduled to decline in annual increments of $0.25 such that the price will be fixed at $25.25 between August 1, 2010 and July 31, 2011 and $25.00 on and after August 1, 2011.  Holders of the Preferred Shares have no redemption or conversion rights.

16.           CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

17.           SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in the United States.  Property Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Three months ended June 30

2010
Revenues	$217,143	$169,172	$115,019	$38	$501,372
Operating earnings	6,322	13,186	16,938	(4,739)	31,707

2009
Revenues	$142,570	$167,897	$114,833	$44	$425,344
Operating (loss) earnings	(6,773)	13,955	20,331	(2,084)	25,429

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Six months ended June 30

2010
Revenues	$371,228	$316,023	$216,431	$81	$903,763
Operating earnings	5,863	21,497	25,539	(9,060)	43,839

2009
Revenues	$261,059	$314,514	$210,715	$65	$786,353
Operating (loss) earnings	(58,489)	22,683	31,894	(4,932)	(8,844)

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended June 30

2010
Revenues	$354,717	$68,132	$38,652	$39,871	$501,372
Total long-lived assets	472,514	50,821	35,909	50,143	609,387

2009
Revenues	$329,350	$41,910	$27,280	$26,804	$425,344
Total long-lived assets	422,446	68,290	33,912	45,223	569,871

	United States	Canada	Australia	Other	Consolidated

Six months ended June 30

2010
Revenues	$653,453	$110,109	$65,533	$74,668	$903,763

2009
Revenues	$609,342	$80,764	$42,895	$53,352	$786,353

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2010
(in US dollars)
July 30, 2010

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the six month period ended June 30, 2010 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2009.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”).  All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA").  Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States.  This MD&A provides information for the six month period ended June 30, 2010 and up to and including July 30, 2010.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

Consolidated review

The operating results for our second quarter ended June 30, 2010 reflected significant increases in consolidated revenues and profitability, most notably through strong improvements in brokerage activity at our Commercial Real Estate (“CRE”) segment relative to the second quarter of 2009.

On April 16, 2010, we acquired a commercial real estate business operating in Chicago.  This acquisition establishes a regional hub for the US Midwest, and is expected to strengthen our US operations by increasing our capability to serve regional and national clients.  The acquired business generated approximately $30 million of revenues in the year prior to acquisition.

On July 27, 2010, we announced the acquisition of a residential property management business operating in New York City, which is complementary to our existing operations in Manhattan and the surrounding boroughs.  The acquired business generated revenues of approximately $7 million in the year prior to acquisition.

We are the largest member of Colliers International, a global commercial real estate services organization operating under a common brand. In January 2010, the members of Colliers International voted to align the governance structure of the organization with the economic interests of the members, resulting in FirstService gaining control over the Colliers International brand. Gaining control over the brand was a significant strategic step that is expected to result in a more consistent brand identity around the world and in our clients receiving more consistent service delivery across markets.

Results of operations - three months ended June 30, 2010

Revenues for our second quarter were $501.4 million, 18% higher than the comparable prior year quarter.  Acquisitions contributed 3% to revenues, while the positive impact of foreign exchange relative to the US dollar increased revenues by 3%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, increased 12%.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the second quarter was $44.6 million versus $41.2 million reported in the prior year quarter.  Our Adjusted EBITDA margin was 8.9% of revenues versus

9.7% of revenues in the prior year quarter, primarily as a result of a significant increase in CRE segment revenues at a lower margin than the consolidated average.  The operating earnings for the quarter were $31.7 million, up from $25.4 million in the prior year period.  Operating earnings margin was 6.3% versus 6.0% in the prior year quarter, which was impacted favourably by acquisition-related items, offset in part by the change in revenue mix as described above.

Depreciation and amortization expense totalled $12.1 million for the quarter relative to $11.4 million for the prior year quarter.  Included in the current quarter was $0.7 million of incremental amortization related to recent acquisitions.

Net interest expense was $4.6 million versus $3.0 million recorded in the prior year quarter.  The average interest rate on debt during the quarter was 6.1%, up from 4.4% in the prior year quarter due to the issuance of $77 million of 6.5% convertible unsecured subordinated debentures (“Convertible Debentures”) in November 2009, and a corresponding repayment of floating rate borrowings under our revolving credit facility.  The increase in interest expense was primarily attributable to the increase in average interest rate.

The consolidated income tax rate for the second quarter was 43%, relative to 50% of income before income tax and non-controlling interest in the prior year quarter. The current period rate, as well as the prior period rate, were impacted by valuation allowances with respect to deferred income tax assets in connection with operating loss carry-forwards (see discussion below). Absent the valuation allowances, the consolidated tax rate would have been 33% in the current quarter, relative to 39% in the prior year quarter.

Net earnings from continuing operations for the quarter were $14.7 million, versus $11.7 million in the prior year quarter.  The increase was attributable to improvements in operating earnings, offset by increased interest expense as described above and a reduction of other income.  Other income included a gain on sale of securities in the prior period relative to a loss from equity method investees in the current period, resulting in a variance of $2.2 million.

Our Commercial Real Estate segment generated $217.1 million of revenues during the second quarter, an increase of 52%, which included an 8% increase related to foreign currency exchange rate fluctuations relative to the US dollar and a 7% increase related to recent acquisitions. Internal revenue growth measured in local currency was 37%, and was comprised primarily of increased brokerage activity.  Regionally, North America internal revenues were up 55% (46% on a local currency basis), Asia Pacific internal revenues were up 44% (33% on a local currency basis) and Central Europe & Latin America internal revenues were up 5% (5% on a local currency basis). Second quarter EBITDA was $13.1 million, versus $2.0 million in the year-ago period, with the increase attributable to operating leverage from higher revenues and savings from cost containment efforts undertaken during 2009.

The Residential Property Management segment reported revenues of $169.2 million for the second quarter, up 1% versus the prior year quarter.  Including the impact of recently completed acquisitions, internal revenues declined 1%. Decisions by certain clients to defer or cancel discretionary spending caused a decline in ancillary service revenues, particularly landscaping and swimming pool restoration. This was partially offset by an increase in contractual property management revenues.  Residential Property Management EBITDA was $16.5 million relative to $16.9 million in the prior year quarter.

Second quarter Property Services revenues were $115.0 million, roughly even versus $114.8 million in the prior year period, with increases in revenues at our consumer oriented franchise systems tempered by a modest decline in revenues at our property preservation and foreclosure services vendor network.  EBITDA for the quarter was $19.3 million versus $22.7 million in the prior year period, as a result of significant operating leverage from a surge in new client activity in early 2009 at the vendor network operation.

Quarterly corporate costs were $4.7 million, relative to $2.0 million in the prior year period.  The current period’s results were impacted by higher performance-based compensation accruals and the negative effect of foreign currency translation of Canadian dollar-denominated expenses.

Results of operations - six months ended June 30, 2010

Revenues for the six months ended June 30, 2010 were $903.8 million, 15% higher than the comparable prior year period.  Acquisitions contributed 2% to revenues, while the positive impact of foreign exchange relative to the US dollar increased revenues by 3%. Internally generated revenues, after considering the effects of acquisitions and foreign exchange, increased 10%.

Year to date Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) was $64.6 million versus $53.6 million reported in the comparable prior year period.  Our Adjusted EBITDA margin was 7.2% of revenues versus 6.8% of revenues in the prior year period, primarily due to the return to profitability of the CRE segment.  The operating earnings for the period were $43.8 million, relative to a loss of $8.8 million in the prior year period, which was primarily attributable to a goodwill impairment charge in the CRE segment.  Our operating earnings margin was 4.9% versus a loss of 1.1% in the prior year period.

We recorded depreciation and amortization expense of $23.6 million for the six months ended June 30, 2010, including $0.9 million in amortization related to recent acquisitions, relative to $23.6 million for the prior year period, which included a $1.5 million long lived asset impairment charge in the CRE segment.

We recorded a goodwill impairment charge in the amount of $29.6 million during the quarter ended March 31, 2009.  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 due to a continuing deterioration of economic conditions in our CRE operations.  In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the CRE segment driven by adverse economic conditions, sharply reduced brokerage activity and a resulting decline in estimated future discounted cash flows in each of these reporting units.  If, in future periods, poor economic conditions and operating results persist, a further goodwill impairment charge may be necessary.

Net interest expense was $8.7 million versus $5.7 million recorded in the prior year period.  The average interest rate on debt during the period was 5.7%, up from 4.7% in the prior year period due to the issuance of $77 million of Convertible Debentures in November 2009, and a corresponding repayment of floating rate borrowings under our revolving credit facility.  Net indebtedness (defined as current and non-current long-term debt less cash and cash equivalents) at the end of the quarter was $236.2 million versus $251.6 million a year ago.

Our consolidated income tax rate was 34%, versus 143% of the loss before income tax and non-controlling interest in the prior year to date period.  The current period’s rate was impacted by a valuation allowance with respect to deferred income tax assets in connection with operating loss carry-forwards (see discussion below) fully offset by: (i) the resolution of uncertain tax positions initially recognized on the acquisition of a business and (ii) a gain on settlement of a contingent liability initially recognized on the acquisition of a business, which amounted to $4.5 million and was not taxable.  The tax rate in the prior year period was affected by a valuation allowance as well as a goodwill impairment charge which was not tax deductible.

Net earnings from continuing operations for the six month period were $21.3 million, versus a loss of $32.7 million in the prior year period.  The change was primarily attributable to the goodwill impairment charge and a deferred tax valuation allowance, both recognized during the prior year period.

The Commercial Real Estate segment reported revenues of $371.2 million during the six months ended June 30, 2010, an increase of 42%.  Of the revenue growth, 10% was attributable to favorable changes in foreign exchange rates, 4% was attributable to recent acquisitions, and 28% was attributable to internal growth.  Internal growth was comprised primarily of increased brokerage activity, but also included gains in property management, appraisal and project management.  Regionally, North America internal revenues were up 35% (20% on a local currency basis), Asia Pacific internal revenues were up 59% (41% on a local currency basis), and Central Europe & Latin America revenues were up 5% (5% on a local currency basis).  EBITDA for the six month period was $13.9 million, versus a loss of $9.4 million in the year-ago period, with the increase attributable to higher revenues and savings from cost containment efforts undertaken during 2009.

Our Residential Property Management segment reported revenues of $316.0 million for the six month period, up slightly versus the prior year period.  After considering recently completed acquisitions, internal revenues declined 1%.  Work delays caused by snow cover in the mid-Atlantic states, as well as decisions by some clients to defer or cancel discretionary spending, caused a decline in ancillary service revenues including landscaping and swimming pool restoration.  This was partially offset by an increase in contractual property management revenues.  Residential Property Management EBITDA was $28.1 million relative to $28.4 million in the prior year period.

For the six month period, Property Services revenues were $216.4 million, an increase of 3% over the prior year period.  The revenue increase was attributable equally to the segment’s consumer-oriented franchise operations, and the residential property preservation and foreclosure services vendor network.  EBITDA for the period was $30.2 million versus $36.2 million in the one year ago period, as a result of significant operating leverage from a surge in new client activity in early 2009 at the vendor network operation.

Corporate costs for the six month period were $9.0 million, relative to $4.8 million in the prior year period.  The current period’s results were impacted by higher performance-based compensation accruals and the negative effect of foreign currency translation of Canadian dollar-denominated expenses.

Deferred income tax valuation allowance

We have incurred net operating losses for tax purposes in our CRE operations during the past three years.  The accounting impact of such losses is the recognition of deferred tax assets representing the future benefit of the tax loss carry-forwards.  As a result of uncertainty surrounding the realization of the benefit of the tax loss carry-forwards, a valuation allowance was recognized against the deferred income tax assets.  During the six months ended June 30, 2010, we recognized a valuation allowance in the amount of $6.5 million (2009 - $15.0 million).  The total valuation allowance as of June 30, 2010 was $40.7 million (December 31, 2009 - $34.2 million).  The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our North American CRE operations.  The operating losses have a remaining statutory carry-forward period of 17 to 20 years.

Summary of quarterly results (unaudited)

The following table sets forth FirstService’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters. The information in the table below has been derived from FirstService’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information.  The information below is not necessarily indicative of results for any future quarter.

Quarter	Q1	Q2	Q3	Q4
(in thousands of US$, except per share amounts)

YEAR ENDING DECEMBER 31, 2010
Revenues	$402,391	$501,372
Operating earnings	12,132	31,707
Net earnings (loss) per common share:
Basic	(0.02)	0.08
Diluted	(0.02)	0.08

YEAR ENDED DECEMBER 31, 2009
Revenues	$361,009	$425,344	$451,080	$465,789
Operating earnings (loss)	(34,273)	25,429	28,143	18,882
Net earnings (loss) per common share:
Basic	(1.65)	(0.07)	0.16	(0.32)
Diluted	(1.65)	(0.07)	0.16	(0.32)

YEAR ENDED DECEMBER 31, 2008
Revenues			$450,051	$417,860
Operating earnings			35,442	12,410
Net earnings (loss) per common share:
Basic			2.68	(1.36)
Diluted			2.68	(1.36)

OTHER DATA
Adjusted EBITDA - 2010	$20,066	$44,578
Adjusted EBITDA - 2009	12,419	41,183	$43,511	$35,954
Adjusted EBITDA - 2008			47,451	29,797

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The CRE segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 24% of consolidated revenues.

The demand for exterior painting (Property Services segment) and swimming pool management in the northern United States and Canada (Residential Property Management segment) is highest during late spring, summer and early fall and very low during winter. These operations generate most of their annual revenues and earnings between April and September and comprise approximately 5% of consolidated revenues.

Reconciliation of non-GAAP measures

Adjusted EBITDA is defined as net earnings from continuing operations before non-controlling interest share of earnings, income taxes, interest, depreciation, amortization, goodwill impairment charges, acquisition-related accounting items, stock-based compensation expense and cost containment expense.  The Company uses EBITDA to evaluate its own operating performance and as an integral part of its planning and reporting systems. Additionally, the Company uses EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations.  The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry.  EBITDA is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP.  The Company's method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of net earnings from continuing operations to EBITDA and Adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2010	2009	2010	2009

Net earnings (loss) from continuing operations	$14,674	$11,659	$21,311	$(32,668)
Income tax	11,174	11,693	10,961	19,184
Other expense (income)	1,280	(963)	2,912	(1,054)
Interest expense, net	4,579	3,040	8,655	5,694
Operating earnings (loss)	31,707	25,429	43,839	(8,844)
Depreciation and amortization	12,087	11,357	23,598	23,617
Goodwill impairment charge	-	-	-	29,583
EBITDA	43,794	36,786	67,437	44,356
Acquisition-related items	348	-	(4,211)	-
Stock-based compensation expense	436	1,534	1,418	3,171
Cost containment	-	2,863	-	6,075
Adjusted EBITDA	$44,578	$41,183	$64,644	$53,602

Adjusted diluted earnings per share from continuing operations is defined as diluted net earnings per share from continuing operations plus the effect, after income tax, of: (i) the non-controlling interest redemption increment recognized in connection with the accounting standards on non-controlling interests (“NCI”); (ii) amortization expense related to intangible assets recognized in connection with acquisitions; (iii) goodwill impairment charges; (iv) acquisition-related items, including the settlement of an acquisition-related liability, transaction costs and contingent consideration fair value adjustments; (v) stock-based compensation expense; (vi) cost containment expense and (vii) deferred income tax valuation allowances related to tax loss carry-forwards.  The Company believes adjusted earnings per share is a useful measure of operating performance because it enhances the comparability of operating results from period to period.  This is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP.  The Company's method of calculating this measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2010	2009	2010	2009

Net earnings (loss) attributable to common shareholders	$2,294	$(1,918)	$1,768	$(50,397)
Non-controlling interest redemption increment	5,930	8,931	6,220	10,847
Company share of net (earnings) loss from
discontinued operations, net of tax	-	(364)	-	2,954
Acquisition-related items	348	-	(4,211)	-
Amortization of intangible assets	5,258	4,732	10,009	11,253
Goodwill impairment charge	-	-	-	29,583
Stock-based compensation expense	436	1,534	1,418	3,171
Cost containment	-	2,863	-	6,075
Realized gain on available-for-sale securities	-	(943)	-	(943)
Income tax on adjustments	(1,964)	(2,906)	(3,953)	(6,653)
Deferred income tax valuation allowance	2,572	2,476	6,470	14,958
Non-controlling interest on adjustments	(415)	(770)	1,123	(4,709)
Adjusted net earnings from continuing operations	$14,459	$13,635	$18,844	$16,139

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2010	2009	2010	2009

Net earnings (loss) per common share from continuing
operations	$0.08	$(0.08)	$0.06	$(1.62)
Non-controlling interest redemption increment	0.19	0.30	0.20	0.37
Acquisition-related items	0.01	-	(0.07)	-
Amortization of intangible assets, net of tax	0.11	0.09	0.21	0.23
Goodwill impairment charge	-	-	-	0.93
Stock-based compensation expense, net of tax	0.01	0.03	0.03	0.06
Cost containment, net of tax	-	0.06	-	0.13
Realized gain on available-for-sale securities	-	(0.02)	-	(0.02)
Deferred income tax valuation allowance	0.08	0.08	0.20	0.47
Adjusted diluted net earnings per common share
from continuing operations	$0.48	$0.46	$0.63	$0.55

Liquidity and capital resources

Net cash provided by operating activities for the six month period ended June 30, 2010 was $16.1 million, versus $13.4 million used in the prior year period ($7.4 million used excluding discontinued operations).  The increase in operating cash flow from continuing operations of $23.5 million was attributable to improvements in earnings and the net working capital position.  We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

Net indebtedness as at June 30, 2010 was $236.2 million, versus $213.2 million at December 31, 2009.  Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted primarily from purchases of non-controlling interests and fixed assets.  We are in compliance with the covenants within our financing agreements as at June 30, 2010 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants.  We had $114.3 million of available un-drawn credit as of June 30, 2010, and a further $50.0 million available under an accordion provision subject to lender approval.

In May 2010, we terminated two interest rate swap agreements to exchange the fixed interest rate on the Company’s $100 million 5.44% senior notes for a floating rate based on LIBOR plus a spread, for cash proceeds of $0.7 million.  The interest rate swaps were being accounted for as fair value hedges.  The gain of $0.7 million on the disposal is being amortized to earnings over the remaining term of the senior notes.  We had no interest rate swaps in place as of June 30, 2010.

For the six months ended June 30, 2010, capital expenditures were $15.1 million.  Significant purchases included information technology systems in the CRE segment.  Based on our current operations, capital expenditures for the year ending December 31, 2010 are expected to be approximately $30.0 million.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration totalling $45.1 million as at June 30, 2010 ($23.4 million as at December 31, 2009) assuming all contingencies are satisfied and payment is due in full.  On pre-January 1, 2009 acquisitions, the amount of the contingent consideration is not recorded as a liability unless the outcome of the contingency is resolved and additional consideration is paid or payable and is recorded as additional costs of the acquired businesses. On post-December 31, 2008 acquisitions, the contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period, which extends to December 2014.  We estimate that, based on current operating results, approximately 50% of the contingent consideration outstanding as of June 30, 2010 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2010:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$246,063	$39,283	$127,758	$65,097	$13,925
Convertible debentures	77,000	-	-	77,000	-
Capital lease obligations	3,334	1,919	1,380	35	-
Operating leases	190,836	47,912	78,164	42,235	22,525

Total contractual obligations	$517,233	$89,114	$207,302	$184,367	$36,450

At June 30, 2010, we had commercial commitments totaling $13.6 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes and Convertible Debentures at a weighted average interest rate of 6.2%.

Non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	June 30	December 31
(in thousands of US$)	2010	2009

Commercial Real Estate	$38,619	$22,174
Residential Property Management	60,033	66,621
Property Services	57,938	67,992
	$156,590	$156,787

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at June 30, 2010, the NCI recorded on the balance sheet was $165.7 million.  The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements
We do not have any material off-balance sheet arrangements other than those disclosed in notes 13, 19 and 20 to the December 31, 2009 audited consolidated financial statements.

Critical accounting policies and estimates
The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.  These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.  Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee.  There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2009.

Recently adopted accounting standards
On January 1, 2010, we adopted new accounting standards for variable interest entities. The new guidance amends the consolidation guidance for variable interest entities, in particular: (i) to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity; (ii) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest entity and (iii) to require enhanced disclosures that will provide more transparent information about involvement in a variable interest entity, if any. The adoption of this standard did not have a material effect on the Company’s results of operations or financial position.

Impact of IFRS
On January 1, 2011, many Canadian companies will be required to adopt International Financial Reporting Standards (“IFRS”).  In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP.  Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, is not adopting IFRS on January 1, 2011.

Financial instruments
We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company.  The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the preference shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding $77,000,000 principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder’s option, the Convertible Debentures may be converted into Subordinate Voting Shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is $28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService’s option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled “Description Of The Securities Being Distributed” contained in the Company’s prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 28,909,380 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,772,274 Preferred Shares.  In addition, as at the date hereof: (a) 1,933,500 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of $28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain “change of control” transactions.  On April 14, 2010, the Company’s shareholders approved an amendment to the Company stock option plan increasing the total number of Subordinate Voting Shares available for future grants under the plan by 800,000, bringing the total availability to 825,750.  During the six month period ended June 30, 2010, the Company did not repurchase any Subordinate Voting Shares or Preferred Shares under its Normal Course Issuer Bid.

Canadian tax treatment of preferred dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting
There have been no changes in our internal controls over financial reporting during the six month period ended June 30, 2010 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements
This MD&A contains forward-looking statements. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to, those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit availability and consumer spending.
•	Commercial real estate property values, vacancy rates, and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Economic deterioration impacting our ability to recover goodwill and other intangible assets.
•	Ability to generate cash from our businesses to fund future acquisitions and meet our debt obligations.
•	The effects of changes in foreign exchange rates in relation to the US dollar on our Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Risks arising from any regulatory review and litigation.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized.  The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance.  We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information
Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.